Exhibit Number 4.1

SECOND AMENDMENT TO RIGHTS AGREEMENT

THIS SECOND AMENDMENT TO RIGHTS AGREEMENT (this "Amendment"), dated as of March 4, 2002, is between ActionPoint, Inc., a Delaware corporation, (f/k/a Cornerstone Imaging, Inc.) (the "Company"), and EquiServe Trust Company, N.A., a National Banking Association (the "Rights Agent").

WHEREAS, the Company and the Rights Agent are parties to a Rights Agreement, dated as of September 9, 1997, between the Company and the Rights Agent, as amended (the "Rights Agreement"); and

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent desire to further amend the Rights Agreement as set forth below;

NOW, THEREFORE, the Rights Agreement is hereby amended as follows:

1. Amendment of Section 1.

Section 1 of the Rights Agreement is amended by adding thereto new subsections (ff), (gg) and (hh) which shall read as follows:

"(ff) `Merger Agreement' shall mean the Agreement and Plan of Merger and Recapitalization among the Company, Condor Merger Corp. and Captiva Software Corporation dated as of March 4, 2002, as the same may be amended from time to time.

(gg) `Parent Voting Agreements' shall mean those certain Parent Voting Agreements by and between Captiva Software Corporation and each Stockholder (as defined therein) dated March 4, 2002, as the same may be amended from time to time.

(hh) `Company Voting Agreements' shall mean those certain Company Voting Agreements by and between ActionPoint, Inc. and each Shareholder (as defined therein) dated March 4, 2002, as the same may be amended from time to time."

2. Amendment of Section 21.

Section 21 of the Rights Agreement is amended and restated to read as follows:

"Section 21. Change of Rights Agent. The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon 30 days' notice in writing mailed to the Company and to each transfer agent of the Common Stock or Preferred Stock by registered or certified mail, and, following the Distribution Date, to the holders of the Right Certificates by first-class mail. In the event the Transfer Agency and Services Agreement terminates, the Rights Agent will be deemed to resign automatically on the effective date of such termination; and any required notice will be sent by the Company. The Company may remove the Rights Agent or any successor Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Common Stock or Preferred Stock by registered or certified mail, and, following the Distribution Date, to the holders of the Right Certificates by first-class mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of 30 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Right Certificate (who shall, with such notice, submit his Right Certificate for inspection by the Company), then the registered holder of any Right Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation organized and doing business under the laws of the United States or the laws of any state of the United States or the District of Columbia, in good standing, having an office in the State of California or the State of New York, which is authorized under such laws to exercise corporate trust or stock transfer powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $50 million. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Stock or Preferred Stock, and, following the Distribution Date, mail a notice thereof in writing to the registered holders of the Right Certificates. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be."

3. Addition of New Section 35.

The Rights Agreement is amended by adding a Section 35 thereof which shall read as follows:

"Section 35. Exception For Merger and Voting Agreements. Notwithstanding any provision of this Agreement to the contrary, neither a Distribution Date, Flip-In Event nor a Stock Acquisition Date shall be deemed to have occurred, none of Target or any of its Affiliates or Associates shall be deemed to have become an Acquiring Person, and no holder of any Rights shall be entitled to exercise such Rights under, or be entitled to any rights pursuant to, any of Sections 3(a), 7(a), 11(a) or 13 of this Agreement, in any such case by reason of (a) the approval, execution or delivery of the Merger Agreement, the Parent Voting Agreements, the Company Voting Agreements or any amendments thereof approved in advance by the Board of Directors of the Company or (b) the commencement or, prior to termination of the Merger Agreement, the consummation of any of the transactions contemplated by the Merger Agreement in accordance with the provisions of the Merger Agreement, including the Merger (as defined in the Merger Agreement), by the Parent Voting Agreements and the Company Voting Agreements."

4. Effectiveness.

This Amendment shall be deemed effective as of March 4, 2002 as if executed by both parties hereto on such date. Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

5. Miscellaneous.

This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state. This Amendment may be executed in any number of counterparts, each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal, or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date set forth above.

ACTIONPOINT, INC.

By: /s/ Stephen Francis

Name: Stephen Francis

Title: President and Chief Executive Officer

EquiServe Trust Company, N.A.

By: /s/ Carol Mulvey- Eori

Name: Carol Mulvey- Eori

Title: Managing Director